UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Colonial Realty Limited Partnership
                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                                December 31, 1999
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ] Rule 13d-1(b)
         [  ] Rule 13d-1(c)
         [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No.  Not Applicable                 Page        2    of    5     Pages
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Colonial Properties Trust


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--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|

          (b) |_|


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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ---------------------------------------------------------------------
---------------------------- ------ -------------------------------------------
                             5      SOLE VOTING POWER

         NUMBER OF                  21,864,894 Class A Units of Limited
                                    Partnership Interest ("Units")
                             ------ -------------------------------------------
                             ------ -------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0
                             ------ -------------------------------------------
                             ------ -------------------------------------------
           EACH              7      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    21,864,894 Units
                             ------ -------------------------------------------
                             ------ -------------------------------------------
           WITH              8      SHARED DISPOSITIVE POWER

                                    0
                             ------ -------------------------------------------
--------- ---------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,864,894 Units
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.5%
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--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No.  Not Applicable                    Page        3    of    5     Pages
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Item 1(a).        Name of Issuer:

                  COLONIAL REALTY LIMITED PARTNERSHIP

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Colonial Plaza, Suite 750
                  2101 Sixth Avenue North
                  Birmingham, Alabama 35203

Item 2(a).        Name of Person Filing:

                  Colonial Properties Trust

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Colonial Plaza, Suite 750
                  2101 Sixth Avenue North
                  Birmingham, Alabama 35203

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Class A Units of Limited Partnership Interest

Item 2(e).        CUSIP Number:

                  Not Applicable

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [   ]         Broker or Dealer registered under
                                    Section 15 of the Act.

                  (b) [   ]         Bank as defined in Section 3(a)(6) of
                                    the Act.

                  (c) [   ]         Insurance Company as defined in Section
                                    3(a)(19) of the Act.

                  (d) [   ]         Investment Company registered under
                                    Section 8 of the Investment Company Act.

                  (e) [   ]         Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

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CUSIP No.  Not Applicable                     Page        4    of    5    Pages
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                  (f) [   ]         An employee benefit plan or endowment fund;
                                    in accordance with 240.13d-1(b)(1)(ii)(F).

                  (g) [   ]         Parent Holding Company or control person,
                                    in accordance with 240.13d-1(b)(1)(ii)(G).

                  (h) [   ]         A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an Investment Company under
                                    Section  3(c)(14) of the Investment Company
                                    Act of 1940.

                  (j) [   ]         Group, in accordance with 240.13d-1(b)
                                    (1)(ii)(J).

Item 4.  Ownership:

                  (a)      Amount beneficially owned:  21,864,894 Units

                  (b)      Percent of Class: 66.5%

                  (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:21,864,894 Units
                  (ii) Shared power to vote or to direct the vote:  0 Units
                  (iii) Sole power to dispose or to direct the disposition of:
                        21,864,894 Units
                   (iv) Shared power to dispose or to direct the disposition of:
                        0 Units

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company [ ]

                                  SCHEDULE 13G

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CUSIP No.   Not Applicable                   Page        5    of    5     Pages
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Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    February 14, 2000
                  ---------------------
                        (Date)



                   /s/ Thomas H. Lowder
                  ---------------------
                      (Signature)




                    Thomas H. Lowder
                   ----------------------
                    Chairman of the Board, President
                    and Chief Executive Officer